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FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March, 2004 Commission File Number __________________________________________

Ducati Motor Holding S.p.A. (Translation of registrant’s name into English)

Via Cavalieri Ducati, 3 Bologna 40132 ITALY (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [ ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ducati Motor Holding S.p.A. (Registrant)

Date 15 March 2004 * Print the name and title of the signing officer under his signature.	By:	Chistopher Spira (Signature)*

Christopher Spira Investor Relations and Corporate Communications Ducati Motor Holding S.p.A.

DUCATI MOTOR HOLDING ANNOUNCES 2003 BOTTOM LINE RESULTS

Bologna, Italy, March 12, 2004 — Ducati Motor Holding S.p.A. (NYSE: DMH and Borsa Italiana S.p.A: DMH), a leading manufacturer of high performance motorcycles, today announced bottom line results for 2003 and confirmed consolidated results down to earnings before tax, as previously reported, on February 13, 2004.

In brief, 2003 revenues were Euro 388.2 million, down 1.9% excluding forex effects, (or down 6.0% including forex effects) versus 2002. Gross margin was 34.7% versus 39.6% last year, due to forex effects and a negative bike mix. EBITDA was Euro 45.1 million, up 6.0% excluding forex effects (or down 13.9% including forex effects), representing 11.6% of revenues versus Euro 52.3 million or 12.7% of revenues in 2002. Sales, General and Administrative Costs represented 23.5% of revenues, down from 25.3% last year, reflecting a reduction of Euro 13.1 million. At EBT level, the result was a break even versus a gain of Euro 8.5 million in 2002 due to a lower EBITDA and increased depreciation which more than offset a reduction in financial charges. Net profit for 2003 was break-even, as well.

Ducati Motor Holding S.p.A., as a stand-alone company, registered a net loss of Euro 5.4 million at December 31, 2003. As stated by the Company in the past, no dividend distribution is planned.

A press release containing the detailed 2003 results is available in a release dated February 13, 2004, at www.ducati.com under Company, then Investor Relations, and then Press Releases.

Founded in 1926, Ducati builds racing-inspired motorcycles characterized by unique engine features, innovative design, advanced engineering and overall technical excellence. Ducati has won twelve of the last fourteen World Superbike Championship titles and more individual victories than the competition put together. The Company produces motorcycles in five market segments which vary in their technical and design features and intended customers: Superbike, Supersport, Monster, Sport Touring and Multistrada. The Company’s motorcycles are sold in more than 40 countries worldwide, with a primary focus in the Western European and North American markets. For more information about the Company, please visit our web site at http://www.ducati.com.

This press release contains statements that are forward-looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, as described in documents previously filed by the Company with CONSOB and with the U.S. Securities and Exchange Commission.

For further information, please contact:: Christopher Spira Director, Investor Relations and Corporate Communications Ducati Motor Holding S.p.A. Via Cavalieri Ducati, 3 Bologna 40132 Italy

Main Tel: + 39 051 6413 111 Direct tel: + 39 051 6413 222 Direct fax: + 39 051 6413 223 christopher.spira@ducati.com